CUSTOMER IDENTIFICATION SERVICES AMENDMENT

         This Customer Identification Services Amendment (this "AMENDMENT") amends, as of the 1st day of October, 2003 (the "EFFECTIVE DATE"), the Services Agreement, dated as of May 31, 1999, between WILSHIRE TARGET FUNDS, INC. (the "COMPANY" or the "FUND") and PFPC Inc. ("PFPC") (the "AGREEMENT").

         For valuable consideration, the receipt and sufficiency of which the parties hereto hereby acknowledge, the Company and PFPC hereby agree as follows:

         SECTION 1 (ADDITION OF CIP SERVICES SECTION TO THE AGREEMENT). As of the Effective Date, the Agreement shall be amended by the addition of the following as the new final section of the agreement:

               CIP SERVICES. To help the Fund comply with its Customer Identification Program (which the Fund is required to have under regulations issued under Section 326 of the USA PATRIOT Act) PFPC will do the following:

               (a) Implement procedures under which new accounts in the Fund are not established unless PFPC has obtained the name, date of birth (for natural persons only), address and government-issued identification number (collectively, the "DATA ELEMENTS") for each corresponding CUSTOMER (as defined in 31 CFR 103.131).

               (b) Use collected Data Elements to attempt to reasonably verify the identity of each new Customer promptly before or after each corresponding new account is opened. Methods may consist of non-documentary methods (for which PFPC may use unaffiliated information vendors to assist with such verifications) and documentary methods (as permitted by 31 CFR 103.131), and may include procedures under which PFPC personnel perform enhanced due diligence to verify the identities of Customers the identities of whom were not successfully verified through the first-level (which will typically be reliance on results obtained from an information vendor) verification process(es).

               (c) Record the Data Elements and maintain records relating to verification of new Customers consistent with 31 CFR 103.131(b)(3).

               (d)  Regularly report to the Fund about measures taken under
                    (a)-(c) above.

               (e) If PFPC provides services by which prospective Customers may subscribe for shares in the Fund via the Internet or telephone, work with the Fund to notify prospective Customers, consistent with 31 CFR 103.131(b)(5), about the Fund's CIP.

               (f) Set forth on a separate fee schedule compensation amounts due for these CIP Services.

               Notwithstanding anything to the contrary, and without expanding the scope of the express language above, PFPC need not collect the Data Elements for (or verify) prospective Customers (or accounts) beyond the requirements of relevant regulation (for example, PFPC will not verify Customers opening accounts through
               NSCC) and PFPC need not perform any task that need not be performed for the Fund to be in compliance with relevant regulation.
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               PFPC need not perform the services  described  above with respect to existing Customers of the Fund.

         SECTION 2 (GENERAL PROVISIONS). This Amendment contains the entire understanding between the parties with respect to the services contemplated hereby. Except as expressly set forth herein, the Agreement shall remain unaffected hereby.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.


WILSHIRE MUTUAL FUNDS


By:     /s/ Thomas Goodrum Jr.
        ------------------------------------------
Name:   Thomas Goodrum Jr.
Title:  President



PFPC INC.



By:     /s/ Lynne Cannon
        ------------------------------------------
Name:   Lynne Cannon
Title:  Vice President and Director of Transfer Agency Division